Moonshot Junior, Inc

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Advantage Chk - 4327 (4327)	7,458.84
Total Bank Accounts	**$7,458.84**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	18,000.00
Undeposited Funds	1.00
Total Other Current Assets	**$18,001.00**
Total Current Assets	**$25,459.84**
TOTAL ASSETS	**$25,459.84**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Loan from Alok personal	60,000.00
Loan from Shlok	8,588.83
Total Long-Term Liabilities	**$68,588.83**
Total Liabilities	**$68,588.83**
Equity	
Opening Balance Equity	-730.21
Owner's Investment	7,000.00
Retained Earnings	
Net Income	-49,398.78
Total Equity	**$ -43,128.99**
TOTAL LIABILITIES AND EQUITY	**$25,459.84**